Term sheet No. 595AP
To prospectus dated October 10, 2006,
prospectus supplement dated November 13, 2006 and
product supplement AP dated January 23, 2009 and
underlying supplement 17 dated August 11, 2008

Registration Statement No. 333-137902
Dated January 23, 2009; Rule 433

Deutsche Bank

Deutsche Bank AG, London Branch

$

CPI-Indexed Buffered Barrier Rebate Notes Linked to the S&P 500® Index due February 4*, 2011

General

- The securities are designed for investors who seek an inflation adjusted return of 112%-133% (to be determined on the Trade Date) of the appreciation of the S&P 500® Index of up to an index cap of 55%. If the index closing level exceeds the Upper Barrier on any day during the observation period, an inflation adjusted fixed rebate of 20% will be paid at maturity. The first 25% of any decline in the ending index level as compared to the initial index level is protected, subject to the Inflation Adjustment. Any return on the securities will be adjusted to reflect the change in the CPI over the 2-year term of the securities, as described in this term sheet. The inflation adjustment may be positive or negative. Accordingly, if the index declines by more than 25% from its initial level, investors must be willing to lose up to 75% of their investment, increased or decreased by the inflation adjustment. Investors should be willing to forgo interest and dividend payments. You may lose your entire investment in the securities if there is extreme deflation over the term of the securities and a significant decline in the index.
- Senior unsecured obligations of Deutsche Bank AG, London Branch maturing February 4*, 2011.
- Minimum purchase of $1,000. Minimum denominations of $1,000 and integral multiples thereof.
- The securities are expected to price on or about January 30*, 2009 and are expected to settle three business days later on or about February 4*, 2009 (the "**Settlement Date**").

Key Terms

Issuer: Deutsche Bank AG, London Branch.

Rating: Moody's Investors Service Ltd has assigned a rating of Aa1 and Standard & Poor's has assigned a rating of A+ to notes, such as the securities offered hereby, issued under Deutsche Bank AG's Global Notes Program, Series A.[†]

Index: S&P 500® Index (the "Index")

Payment at Maturity: At maturity, you will receive a cash payment, for each $1,000 face amount, of $1,000 plus the Additional Amount, which may be positive or negative. In no event will the Payment at Maturity be less than zero.

Additional Amount: The Additional Amount paid at maturity per $1,000 face amount will equal:

If a Barrier Event has not occurred and
- the Ending Index Level is greater than or equal to the Initial Index Level:
  $1,000 x [(Participation Rate x Index Return) + Inflation Adjustment]
- the Ending Index Level declines from the Initial Index Level by 25% or less:
  $1,000 x Inflation Adjustment
- the Ending Index Level declines from the Initial Index Level by more than 25%:
  $1,000 x (Index Return + Buffer Amount + Inflation Adjustment)

If a Barrier Event has occurred and
- the Ending Index Level is greater than or equal to the Initial Index Level:
  $1,000 x (Rebate + Inflation Adjustment)
- the Ending Index Level declines from the Initial Index Level by 25% or less:
  $1,000 x (Rebate + Inflation Adjustment)
- the Ending Index Level declines from the Initial Index Level by more than 25%:
  $1,000 x (Index Return + Buffer Amount + Rebate + Inflation Adjustment)

Participation Rate: 112%-133%. The Participation Rate will be determined on the Trade Date.

Buffer Amount: 25%

Inflation Adjustment: The change in the level of the CPI from the Initial CPI Level to the Ending CPI Level, calculated as follows:

$$\frac{\text{Ending CPI Level} - \text{Initial CPI Level}}{\text{Initial CPI Level}}$$

The Inflation Adjustment may be positive or negative.

Index Return: The performance of the Index from the Initial Index Level to the Ending Index Level, calculated as follows:

$$\frac{\text{Ending Index Level} - \text{Initial Index Level}}{\text{Initial Index Level}}$$

The Index Return may be positive or negative.

(cover continued on next page)

(continued from previous page)

Barrier Event:	A Barrier Event occurs if, on any trading day during the Observation Period, the closing level of the Index is greater than the Upper Barrier.
Upper Barrier:	155% of the Initial Index Level.
Observation Period:	The period of trading days on which there is no market disruption event with respect to the Index commencing on (and including) the Trade Date to (and including) the Final Valuation Date.
Rebate:	20%, or $200 per $1,000 face amount.
Initial Index Level:	The Index closing level on the Trade Date.
Ending Index Level:	The Index closing level on the Final Valuation Date.
Initial CPI Level:	The CPI level for the third calendar month for which the BLS has published the CPI prior to the Trade Date (expected to be October 2008).
Ending CPI Level:	The CPI level for the third calendar month for which the BLS has published the CPI prior to the Final Valuation Date (expected to be October 2010).
Inflation Index:	The Inflation Index is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers ("CPI"), as published by the Bureau of Labor Statistics ("BLS") and reported on Bloomberg page CPURNSA <INDEX> or any successor service or page. The Inflation Adjustment measures the 2-year change in inflation with a 3-month lag that accommodates the publishing cycle of the BLS.
Trade Date:	January 30*, 2009
Final Valuation Date:	February 1*, 2011, subject to postponement in the event of a market disruption event and as described under "Description of Securities—Adjustments to Valuation Dates and Payment Dates" in the accompanying product supplement.
Maturity Date:	February 4*, 2011, subject to postponement in the event of a market disruption event and as described under "Description of Securities—Adjustments to Valuation Dates and Payment Dates" in the accompanying product supplement.
Listing:	The securities will not be listed on any securities exchange.
CUSIP:	2515AO YH 0
ISIN:	US2515AOYH03

*Expected. In the event that we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date may be changed so that the stated term of the securities and the length of the Observation Period remain the same.

†A credit rating is not a recommendation to buy, sell, or hold the securities, and may be subject to revision or withdrawal at any time by the assigning rating agency. Each credit rating should be evaluated independently of any other credit rating. Any rating assigned to notes issued under Deutsche Bank AG's Global Notes Program, Series A does not enhance, affect or address the likely performance of the securities other than the ability of the Issuer to meet its obligations.

Investing in the securities involves a number of risks. See "Risk Factors" beginning on page 10 of the accompanying product supplement and "Selected Risk Considerations" beginning on page TS-7 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Max. Total Discounts, Commissions and Fees[1]	Proceeds to Us
Per Security	$1,000.00	$15.00	$985.00
Total	$	$	$

(1) For more detailed information about discounts and commissions, please see "Supplemental Underwriting Information" on the last page of this term sheet.

*The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency. In addition, the securities are **not** guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.*

Deutsche Bank Securities   **Deutsche Bank Trust Company Americas**

ADDITIONAL TERMS SPECIFIC TO THE SECURITIES

- You should read this term sheet together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which these securities are a part, and the more detailed information contained in product supplement AP dated January 23, 2009 and in underlying supplement 17 dated August 11, 2008. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  - Product supplement AP dated January 23, 2009:
    http://www.sec.gov/Archives/edgar/data/1159508/000119312509010524/d424b21.pdf

  - Underlying supplement 17 dated August 11, 2008:
    http://www.sec.gov/Archives/edgar/data/1159508/000119312508173702/d424b21.pdf

  - Prospectus supplement dated November 13, 2006:
    http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm

  - Prospectus dated October 10, 2006:
    http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

- Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this term sheet, "we," "us" or "our" refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

- This term sheet, together with the documents listed above, contains the terms of the securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the securities.

- **Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement and this term sheet if you so request by calling toll-free 1-800-311-4409.**

- **You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.**

What is the Payment at Maturity Assuming a Range of Performance for the Index and a Positive Inflation Adjustment?

The following table illustrates a hypothetical payment at maturity on the securities. The "payment return" as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 face amount of securities to $1,000. The hypothetical payment returns set forth below assume an Initial Index Level of 845, an Upper Barrier of 1,309.75 (155% of the Initial Index Level), a Participation Rate of 122.5%, a Buffer of 25%, a Rebate of 20% and an Inflation Adjustment of +3%. The actual Initial Index Level and Participation Rate will be set on the Trade Date, and the Inflation Adjustment will be determined on the Final Valuation Date. The hypothetical payment returns set forth below are for illustrative purposes only and are not the actual payment returns applicable to a purchaser of the securities. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Hypothetical Ending Index Level	Index Return (%)	Inflation Adjustment (%)	The Index Never Closes Above the Upper Barrier on any Trading Day during the Observation Period			The Index Closes Above the Upper Barrier on any Trading Day during the Observation Period		
			Additional Amount at Maturity ($)	Payment at Maturity ($)	Payment Return (%)	Additional Amount at Maturity ($)	Payment at Maturity ($)	Payment Return (%)
1,690.00	100.00%	3.00%	N/A	N/A	N/A	$230.00	$1,230.00	23.00%
1,478.75	75.00%	3.00%	N/A	N/A	N/A	$230.00	$1,230.00	23.00%
1,309.75	55.00%	3.00%	$703.80	$1,703.80	70.38%	$230.00	$1,230.00	23.00%
1,183.00	40.00%	3.00%	$520.00	$1,520.00	52.00%	$230.00	$1,230.00	23.00%
1,098.50	30.00%	3.00%	$397.50	$1,397.50	39.75%	$230.00	$1,230.00	23.00%
1,056.25	25.00%	3.00%	$336.30	$1,336.30	33.63%	$230.00	$1,230.00	23.00%
929.50	10.00%	3.00%	$152.50	$1,152.50	15.25%	$230.00	$1,230.00	23.00%
887.25	5.00%	3.00%	$91.30	$1,091.30	9.13%	$230.00	$1,230.00	23.00%
845.00	0.00%	3.00%	$30.00	$1,030.00	3.00%	$230.00	$1,230.00	23.00%
802.75	-5.00%	3.00%	$30.00	$1,030.00	3.00%	$230.00	$1,230.00	23.00%
760.50	-10.00%	3.00%	$30.00	$1,030.00	3.00%	$230.00	$1,230.00	23.00%
633.75	-25.00%	3.00%	$30.00	$1,030.00	3.00%	$230.00	$1,230.00	23.00%
591.50	-30.00%	3.00%	-$20.00	$980.00	-2.00%	$180.00	$1,180.00	18.00%
507.00	-40.00%	3.00%	-$120.00	$880.00	-12.00%	$80.00	$1,080.00	8.00%
380.25	-55.00%	3.00%	-$270.00	$730.00	-27.00%	-$70.00	$930.00	-7.00%
211.25	-75.00%	3.00%	-$470.00	$530.00	-47.00%	-$270.00	$730.00	-27.00%
0.00	-100.00%	3.00%	-$720.00	$280.00	-72.00%	-$520.00	$480.00	-52.00%

The following hypothetical examples illustrate how the payments at maturity set forth in the table above are calculated.

Example 1: The level of the Index increases by 25% from the Initial Index Level of 845 to an Ending Index Level of 1,056.25, and:

- **no Barrier Event occurs**. Because the Ending Index Level is greater than the Initial Index Level and no Barrier Event occurs, the investor receives a payment at maturity of $1,336.30 per $1,000 face amount of securities calculated as follows:

$1,000 + {$1,000 x [(Participation Rate x Index Return) + Inflation Adjustment]} =
$1,000 + {$1,000 x [(122.5% x 25%) + 3%]} = $1,336.30

- **a Barrier Event occurs**. Because the Ending Index Level is greater than the Initial Index Level and a Barrier Event occurs, the investor receives a payment at maturity of $1,230 per $1,000 face amount of securities calculated as follows:

$1,000 + [$1,000 x (Rebate + Inflation Adjustment)] =
$1,000 + [$1,000 x (20% + 3%)] = $1,230

Example 2: The level of the Index decreases by 10% from the Initial Index Level of 845 to an Ending Index Level of 760.50, and:

- **no Barrier Event occurs**. Because the Index decreases by less than the Buffer Amount of 25% and no Barrier Event occurs, the investor receives a payment at maturity of $1,030 per $1,000 face amount of securities calculated as follows:

$1,000 + ($1,000 x Inflation Adjustment) = $1,000 + ($1,000 x 3%) = $1,030

- **a Barrier Event occurs**. Because the Index decreases by less than the Buffer Amount of 25% and a Barrier Event occurs, the investor receives a payment at maturity of $1,230 per $1,000 face amount of securities calculated as follows:

$1,000 + [$1,000 x (Rebate + Inflation Adjustment)] =
$1,000 + [$1,000 x (20% + 3%)] = $1,230

Example 3: The level of the Index decreases by 40% from the Initial Index Level of 845 to an Ending Index Level of 507.00, and

- **no Barrier Event occurs**. Because the Index decreases by more than the Buffer Amount of 25% and no Barrier Event occurs, the investor receives a payment at maturity of $880 per $1,000 face amount of securities calculated as follows:

$1,000 + [$1,000 x (Index Return + Buffer Amount + Inflation Adjustment)] =
$1,000 + [$1,000 x (-40% + 25% + 3%)] = $880

- **a Barrier Event occurs**. Because the Index decreases by more than the Buffer Amount of 25% and a Barrier Event occurs, the investor receives a payment at maturity of $1,080 per $1,000 face amount of securities calculated as follows:

$1,000 + [$1,000 x (Index Return + Buffer Amount + Rebate + Inflation Adjustment)] =
$1,000 + [$1,000 x (-40% + 25% + 20% + 3%)] = $1,080

What is the Payment at Maturity Assuming a Range of Performance for the Index and a Negative Inflation Adjustment?

The following table illustrates a hypothetical payment at maturity on the securities. The hypothetical payment returns set forth below assume an Initial Index Level of 845, an Upper Barrier of 1,309.75 (155% of the Initial Index Level), a Participation Rate of 122.5%, a Buffer of 25%, a Rebate of 20% and an Inflation Adjustment of -3%. The actual Initial Index Level and Participation Rate will be set on the Trade Date, and the Inflation Adjustment will be determined on the Final Valuation Date. The hypothetical payment returns set forth below are for illustrative purposes only and are not the actual payment returns applicable to a purchaser of the securities. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Hypothetical Ending Index Level	Index Return (%)	Inflation Adjustment (%)	The Index Never Closes Above the Upper Barrier on any Trading Day during the Observation Period			The Index Closes Above the Upper Barrier on any Trading Day during the Observation Period		
			Additional Amount at Maturity ($)	Payment at Maturity ($)	Payment Return (%)	Additional Amount at Maturity ($)	Payment at Maturity ($)	Payment Return (%)
1,690.00	100.00%	-3.00%	N/A	N/A	N/A	$170.00	$1,170.00	17.00%
1,478.75	75.00%	-3.00%	N/A	N/A	N/A	$170.00	$1,170.00	17.00%
1,309.75	55.00%	-3.00%	$643.80	$1,643.80	64.38%	$170.00	$1,170.00	17.00%
1,183.00	40.00%	-3.00%	$460.00	$1,460.00	46.00%	$170.00	$1,170.00	17.00%
1,098.50	30.00%	-3.00%	$337.50	$1,337.50	33.75%	$170.00	$1,170.00	17.00%
1,056.25	25.00%	-3.00%	$276.30	$1,276.30	27.63%	$170.00	$1,170.00	17.00%
929.50	10.00%	-3.00%	$92.50	$1,092.50	9.25%	$170.00	$1,170.00	17.00%
887.25	5.00%	-3.00%	$31.30	$1,031.30	3.13%	$170.00	$1,170.00	17.00%
845.00	0.00%	-3.00%	-$30.00	$970.00	-3.00%	$170.00	$1,170.00	17.00%
802.75	-5.00%	-3.00%	-$30.00	$970.00	-3.00%	$170.00	$1,170.00	17.00%
760.50	-10.00%	-3.00%	-$30.00	$970.00	-3.00%	$170.00	$1,170.00	17.00%
633.75	-25.00%	-3.00%	-$30.00	$970.00	-3.00%	$170.00	$1,170.00	17.00%
591.50	-30.00%	-3.00%	-$80.00	$920.00	-8.00%	$120.00	$1,120.00	12.00%
507.00	-40.00%	-3.00%	-$180.00	$820.00	-18.00%	$20.00	$1,020.00	2.00%
380.25	-55.00%	-3.00%	-$330.00	$670.00	-33.00%	-$130.00	$870.00	-13.00%
211.25	-75.00%	-3.00%	-$530.00	$470.00	-53.00%	-$330.00	$670.00	-33.00%
0.00	-100.00%	-3.00%	-$780.00	$220.00	-78.00%	-$580.00	$420.00	-58.00%

The following hypothetical examples illustrate how the payments at maturity set forth in the table above are calculated.

Example 1: The level of the Index increases by 25% from the Initial Index Level of 845 to an Ending Index Level of 1,056.25, and:

- **no Barrier Event occurs**. Because the Ending Index Level is greater than the Initial Index Level and no Barrier Event occurs, the investor receives a payment at maturity of $1,276.30 per $1,000 face amount of securities calculated as follows:

  $1,000 + {$1,000 x [(Participation Rate x Index Return) + Inflation Adjustment]} =
  $1,000 + {$1,000 x [(122.5% x 25%) + (-3%)]} = $1,276.30

- **a Barrier Event occurs**. Because the Ending Index Level is greater than the Initial Index Level and a Barrier Event occurs, the investor receives a payment at maturity of $1,170 per $1,000 face amount of securities calculated as follows:

  $1,000 + [$1,000 x (Rebate + Inflation Adjustment)] =
  $1,000 + [$1,000 x (20% + (-3%))] = $1,170

Example 2: The level of the Index decreases by 10% from the Initial Index Level of 845 to an Ending Index Level of 760.50, and:

- **no Barrier Event occurs**. Because the Index decreases by less than the Buffer Amount of 25% and no Barrier Event occurs, the investor receives a payment at maturity of $970 per $1,000 face amount of securities calculated as follows:

  $1,000 + ($1,000 x Inflation Adjustment) = $1,000 + ($1,000 x -3%) = $970

- **a Barrier Event occurs**. Because the Index decreases by less than the Buffer Amount of 25% and a Barrier Event occurs, the investor receives a payment at maturity of $1,170 per $1,000 face amount of securities calculated as follows:

  $1,000 + [$1,000 x (Rebate + Inflation Adjustment)] =
  $1,000 + [$1,000 x (20% + (-3%))] = $1,170

Example 3: The level of the Index decreases by 40% from the Initial Index Level of 845 to an Ending Index Level of 507.00, and

- **no Barrier Event occurs**. Because the Index decreases by more than the Buffer Amount of 25% and no Barrier Event occurs, the investor receives a payment at maturity of $820 per $1,000 face amount of securities calculated as follows:

  $1,000 + [$1,000 x (Index Return + Buffer Amount + Inflation Adjustment)] =
  $1,000 + [$1,000 x (-40% + 25% + (-3%))] = $820

- **a Barrier Event occurs**. Because the Index decreases by more than the Buffer Amount of 25% and a Barrier Event occurs, the investor receives a payment at maturity of $1,020 per $1,000 face amount of securities calculated as follows:

  $1,000 + [$1,000 x (Index Return + Buffer Amount + Rebate + Inflation Adjustment)] =
  $1,000 + [$1,000 x (-40% + 25% + 20% + (-3%))] = $1,020

Selected Purchase Considerations

- **APPRECIATION POTENTIAL IS LIMITED** — The securities provide the opportunity to enhance equity returns by multiplying a positive Index Return of up to a cap of 55% by the Participation Rate of 112%-133%, subject to the Inflation Adjustment. The actual Participation Rate will be set on the Trade Date. If a Barrier Event occurs, your return will be limited by the 20% Rebate amount, subject to the Inflation Adjustment, regardless of any positive performance of the Index. Because the securities are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **LIMITED PROTECTION AGAINST LOSS** — Payment at maturity of the securities is protected against a decline in the Ending Index Level, as compared to the Initial Index Level, of up to 25% (the Buffer Amount) if no Barrier Event occurs and up to 45% (the sum of the Buffer Amount and the Rebate) if a Barrier Event occurs, subject in each case to the Inflation Adjustment. If the Ending Index Level declines as compared to the Initial Index Level, for every 1% decline of the Index below 25% of the Initial Index Level if no Barrier Event occurs and below 45% of the Initial Index Level if a Barrier Event occurs, you will lose an amount equal to 1% of the face amount of your securities, subject in each case to the Inflation Adjustment. The Inflation Adjustment may be positive or negative. You may lose your entire investment in the securities if there is extreme deflation over the term of the securities and a significant decline in the Index.

- **RETURN LINKED TO THE PERFORMANCE OF THE S&P 500® INDEX AND THE CPI** — The return on the securities is linked to the performance of the S&P 500® Index and the Consumer Price Index.

  The S&P 500® Index
  The S&P 500® Index is intended to provide a performance benchmark for the U.S. equity markets. The calculation of the level of the S&P 500® Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time as compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. This is just a summary of the S&P 500® Index. *For more information on the S&P 500® Index, including information concerning its composition, calculation methodology and adjustment policy, please see the section entitled "The S&P Indices — The S&P 500 Index" in the accompanying underlying supplement no. 17 dated August 11, 2008.*

  The Consumer Price Index
  The "**CPI**" is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, published monthly by the Bureau of Labor Statistics ("**BLS**") and reported on Bloomberg page CPURNSA or any successor service or page. The CPI for a particular month is published during the following month. *For more information on the CPI, including information concerning its composition, calculation methodology and adjustment policy, please see the sections entitled "Description of the Securities – Certain Defined Terms – CPI" and "Description of the Securities – Changes to Underlyings and Basket Components and the Inflation Index" in the accompanying product supplement AP dated January 23, 2009.*

- **UNCERTAIN TAX CONSEQUENCES** — You should review carefully the section of the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences." Although the tax consequences of an investment in the securities are uncertain, we believe it is reasonable to treat the securities as prepaid financial contracts for U.S. federal income tax purposes. Based on current law, under this treatment you should not be required to recognize taxable income prior to the maturity of your securities, other than pursuant to a sale or exchange, and your gain or loss on the securities should be long-term capital gain or loss if you hold the securities for more than one year. If, however, the Internal Revenue Service (the "**IRS**") were successful in asserting an alternative treatment for the securities, the timing and/or character of income on the securities might differ materially and adversely from the description herein. We do not plan to request a ruling from the IRS, and no assurance can be given that the IRS or a court will agree with the tax treatment described in this term sheet and the accompanying product supplement.

On December 7, 2007, the Department of the Treasury ("**Treasury**") and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the securities. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the securities.

For a discussion of certain German tax considerations relating to the securities, you should refer to the section in the accompanying prospectus supplement entitled "Taxation by Germany of Non-Resident Holders."

We do not provide any advice on tax matters. Both U.S. and non-U.S. holders should consult their tax advisers regarding all aspects of the U.S. federal tax consequences of investing in the securities (including possible alternative treatments and the issues presented by the December 7, 2007 notice), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the securities involves significant risks. Investing in the securities is not equivalent to investing directly in the CPI, the Index or any of the component stocks of the Index. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement.

- **YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS** — Payment at maturity of the securities is protected against a decline in the Ending Index Level, as compared to the Initial Index Level, of up to 25% (the Buffer Amount) if no Barrier Event occurs and up to 45% (the sum of the Buffer Amount and the Rebate) if a Barrier Event occurs, subject in each case to the Inflation Adjustment. If the Ending Index Level declines as compared to the Initial Index Level, for every 1% decline of the Index below 25% of the Initial Index Level if no Barrier Event occurs and below 45% of the Initial

Index Level if a Barrier Event occurs, you will lose an amount equal to 1% of the face amount of your securities, subject in each case to the Inflation Adjustment. You may lose your entire investment in the securities if there is extreme deflation over the term of the securities and a significant decline in the Index.

- **IF A BARRIER EVENT OCCURS, YOUR ADDITIONAL AMOUNT WILL BE LIMITED BY THE REBATE, REGARDLESS OF ANY POSITIVE PERFORMANCE OF THE INDEX** — If a Barrier Event occurs, your Additional Amount will be limited by the Rebate, regardless of any positive performance of the Index. You will not benefit from any appreciation of the Index beyond the Rebate. In addition, a negative Inflation Adjustment in such circumstances would result in a return of less than the Rebate.

- **THE SECURITIES DO NOT PAY INTEREST** — Unlike ordinary debt securities, the securities do not pay interest and do not guarantee any return of your initial investment at maturity.

- **IF THE INFLATION ADJUSTMENT IS NEGATIVE, YOUR PAYMENT AT MATURITY WILL BE REDUCED** — In the past, the CPI has experienced periods of volatility and such volatility may occur in the future. Fluctuations and trends in the CPI that have occurred in the past are not necessarily indicative of fluctuations that may occur in the future. Your payment at maturity will be affected by changes in the CPI. These changes may be significant. Changes in the CPI are a function of the changes in specified consumer prices over time, which result from the interaction of many factors over which we have no control. If the Inflation Adjustment is negative, your payment at maturity will be reduced.

- **CHANGES IN THE VALUE OF THE INDEX AND THE CPI MAY OFFSET EACH OTHER** — Movements in the levels of the Index and the CPI may not correlate with each other. At a time when the level of the Index increases, the level of the CPI may not increase as much or may decline, and vice-versa. Therefore, in calculating the Additional Amount, increases in the level of the Index may be moderated, offset or more than offset by lesser increases or declines in the level of the CPI, and vice-versa.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE SECURITIES** — In addition to the levels of the Index and CPI during the Observation Period, the value of the securities will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - whether the Index closing level has exceeded the Upper Barrier on any trading day during the Observation Period and, if not, whether the level of the Index is close to the Upper Barrier;
  - the expected volatility of the Index and CPI;
  - the time remaining to maturity of the securities;
  - the market price and dividend rate on the common stocks underlying the Index;
  - interest and yield rates in the market generally and in the markets of the component stocks underlying the Index, and the volatility of those rates;
  - a variety of economic, financial, political, regulatory or judicial events that affect the component stocks underlying the Index or consumer prices or markets generally;
  - the composition of the Index and any changes to the component stocks underlying it;
  - supply and demand for the securities; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Factors that may affect the CPI in particular include:

- general economic, financial, political or regulatory conditions and monetary policy;

- fluctuations in the prices of various consumer goods and energy resources;

- the composition of the CPI and any changes to the components underlying it; and

- inflation and expectations concerning inflation.

- **NO DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks comprising the Index would have.

- **THE VALUE OF THE SECURITIES IS SUBJECT TO OUR CREDITWORTHINESS** — An actual or anticipated downgrade in our credit rating will likely have an adverse effect on the market value of the securities. The payment at maturity on the securities is subject to our creditworthiness.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE SECURITIES PRIOR TO MATURITY** — While the payment at maturity described in this term sheet is based on the full face amount of your securities, the original issue price of the securities includes the agent's commission and the cost of hedging our obligations under the securities through one or more of our affiliates. As a result, the price, if any, at which Deutsche Bank (or its affiliates), will be willing to purchase securities from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your securities to maturity.

- **THE SECURITIES WILL NOT BE LISTED AND THERE WILL LIKELY BE LIMITED LIQUIDITY** — The securities will not be listed on any securities exchange. Deutsche Bank AG or its affiliates intend to offer to purchase the securities in the secondary market but are not required to do so and may cease such market-making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates is willing to buy the securities.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities.

- **TRADING BY US OR OUR AFFILIATES MAY IMPAIR THE VALUE OF THE SECURITIES** — We and our affiliates are active participants in the equity markets as dealers, proprietary traders and agents for our customers, and therefore at any given time we may be a party to one or more equities transactions. In addition, we or one or more of our affiliates may hedge our exposure from the securities by entering into various transactions. We may adjust these hedges at any time and from time to time. Our trading and hedging activities may have a material effect on the prices of the component stocks underlying the Index and consequently have an impact on the performance of the Index, and may adversely affect the Index Return and/or may cause the Index to close above the Upper Index Barrier. It is possible that we or our affiliates could receive significant returns from these hedging activities while the value of or amounts payable under the securities may decline.

- **WE AND OUR AFFILIATES AND AGENTS MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE SECURITIES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL THE INDEX TO WHICH THE SECURITIES ARE LINKED OR THE MARKET VALUE OF THE SECURITIES** — Deutsche Bank AG, its affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the securities, and we may express opinions or provide recommendations that are inconsistent with purchasing or holding the securities. Any research, opinions or recommendations expressed by Deutsche Bank AG, its affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the securities, the CPI and the Index to which the securities are linked.

- **OUR ACTIONS AS CALCULATION AGENT AND OUR HEDGING ACTIVITY MAY ADVERSELY AFFECT THE VALUE OF THE SECURITIES** — We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities.

- **THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES ARE UNCLEAR** — There is no direct legal authority regarding the proper U.S. federal income tax treatment of the securities, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the securities are uncertain, and no assurance can be given that the IRS or a court will agree with the treatment of the securities as prepaid financial contracts. If the IRS were successful in asserting an alternative treatment for the securities, the timing and/or character of income thereon might differ materially and adversely from the description herein. As described above under "Certain Tax Consequences," on December 7, 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the securities. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect. Both U.S. and non-U.S. holders should review carefully the section of the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences," and consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the securities (including possible alternative treatments and the issues presented by the December 7, 2007 notice), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Use of Proceeds and Hedging

Part of the net proceeds we receive from the sale of the securities will be used in connection with hedging our obligations under the securities through one or more of our affiliates. The hedging or trading activities of our affiliates on or prior to the Trade Date and on the Final Valuation Date could adversely affect the value of the Index and, as a result, could decrease the amount you may receive on the securities at maturity.

Historical Information

The following graph sets forth the historical performance of the S&P 500® Index based on the weekly Index closing levels from January 22, 1999 through January 22, 2009. The Index closing level on January 22, 2009 was 827.50. We obtained the Index closing levels below from Bloomberg Financial Markets, without independent verification. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The price source for determining the Ending Index Level will be the Bloomberg page "SPX:IND" or any successor page.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the Final Valuation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

Historical Performance of the S&P 500® Index



Source: Bloomberg

The following table sets forth the level of the CPI from January 1997 to December 2008, as reported by the Bureau of Labor Statistics and reported on Bloomberg page CPURNSA. This historical data is presented for informational purposes only. Past movements of the CPI are not necessarily indicative of future changes, and no assurance can be given as to the Ending CPI Level. We cannot give you assurance that the change in the level of the CPI will result in the return of any of your initial investment.

	January	February	March	April	May	June	July	August	September	October	November	December
1997	159.1	159.6	160.0	160.2	160.1	160.3	160.5	160.8	161.2	161.6	161.5	161.3
1998	161.6	161.9	162.2	162.5	162.8	163.0	163.2	163.4	163.6	164.0	164.0	163.9
1999	164.3	164.5	165.0	166.2	166.2	166.2	166.7	167.1	167.9	168.2	168.3	168.3
2000	168.8	169.8	171.2	171.3	171.5	172.4	172.8	172.8	173.7	174.0	174.1	174.0
2001	175.1	175.8	176.2	176.9	177.7	178.0	177.5	177.5	178.3	177.7	177.4	176.7
2002	177.1	177.8	178.8	179.8	179.8	179.9	180.1	180.7	181.0	181.3	181.3	180.9
2003	181.7	183.1	184.2	183.8	183.5	183.7	183.9	184.6	185.2	185.0	184.5	184.3
2004	185.2	186.2	187.4	188.0	189.1	189.7	189.4	189.5	189.9	190.9	191.0	190.3
2005	190.7	191.8	193.3	194.6	194.4	194.5	195.4	196.4	198.8	199.2	197.6	196.8
2006	198.3	198.7	199.8	201.5	202.5	202.9	203.5	203.9	202.9	201.8	201.5	201.8
2007	202.416	203.499	205.352	206.686	207.949	208.352	208.299	207.917	208.490	208.936	210.177	210.036
2008	211.080	211.693	213.528	214.823	216.632	218.815	219.964	219.086	218.783	216.573	212.425	210.228

The following graph sets forth the historical performance of the CPI based on the monthly closing levels from January 1999 through December 2008. The graph uses the monthly CPI levels as reported by the Bureau of Labor Statistics and reported on Bloomberg page CPURNSA. We obtained the CPI closing levels below from Bloomberg, without independent verification. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg.



CPI

Source: Bloomberg

Supplemental Underwriting Information

Deutsche Bank Securities Inc. and Deutsche Bank Trust Company Americas, acting as agents for Deutsche Bank AG, will receive or allow as a concession to other dealers discounts and commissions of up to 1.5% or $15.00 per $1,000 face amount. Deutsche Bank Securities Inc. and other agents may pay referral fees to other broker-dealers of up to 0.50% or $5.00 per $1,000 face amount. Deutsche Bank Securities Inc. may pay custodial fees to other broker-dealers of up to 0.25% or $2.50 per $1,000 face amount. See "Underwriting" in the accompanying product supplement.

Settlement

We expect to deliver the securities against payment for the securities on the Settlement Date indicated above, which may be a date that is greater than three business days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to transact in securities more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement if the securities are to be issued more than three business days after the Trade Date.